Exhibit 7.09

Dr. Jing Lou
CPEChina Fund, L.P.

April 22, 2013

Independent Committee
Board of Directors
3SBio, Inc.
No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang, China 110027

Re: Proposal to raise the Merger Consideration and adjourn the Extraordinary General Meeting

Dear Committee Members,

We—Dr. Jing Lou and CPEChina Fund, L.P. (“CITIC PE”)—hereby submit to you a proposal to raise the merger consideration to $2.3857 per ordinary share, or $16.70 per American Depositary share (“ADS,” each ADS representing 7 ordinary shares of the Company), in cash, in an amendment to the merger agreement, dated as of February 8, 2013 (the “Merger Agreement”), by and among 3SBio, Inc. (the “Company”), Decade Sunshine Limited (“Parent”) and Decade Sunshine Merger Sub (“Merger Sub”), pursuant to which the Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

Our proposed increase in the merger consideration represents a 8.4% premium to our previous offer price under the Merger Agreement, a 9.9% premium to the closing price of April 19, 2013, and a 44% premium to the closing price of September 11, 2012, the last trading day prior to the Company’s announcement on September 12, 2012 that it had received a “going private” proposal from Dr. Jing Lou and CITIC PE. We are working with our debt financing source and anticipate obtaining their approval for our proposed increase in the merger consideration prior to April 25, 2013. We intend that part of the increase of the merger consideration will be financed through an increase in the amount of convertible note financing from CITIC PE. We do not require any changes to any other terms and conditions of the Merger Agreement other than to adjust the amount of available company cash as of the closing date to cover a portion of the increase of the merger consideration. In considering our revised proposal, please be advised that we have no intention to further revise and negotiate the terms of our proposed transaction. If approved by you, we expect the Company to enter into an amendment to the Merger Agreement, and adjourn the extraordinary general meeting currently scheduled to be held at 10:00 a.m. on April 25, 2013 to a later date to provide for sufficient time for the shareholders to consider and vote on the proposed amendment to the Merger Agreement.

We look forward to moving the process forward as quickly as possible. If you have any inquiry, please do not hesitate to contact Dr. Jing Lou at +86-24-2581-1820 or Huihui Li at +86-10-8507-9026.

Sincerely,

/s/ Jing Lou_______________________
Dr. Jing Lou

CPEChina Fund, L.P.
By: CITIC PE Associates, L.P.

By: CITIC PE Funds Limited

By: /s/ Cindy Chan_________________
Name: Cindy Chan
Title: Director